Exhibit 3.1
Amendment No. 1
to the
Amended and Restated Bylaws
of
Conn’s, Inc.

Pursuant to resolutions duly adopted and approved by the Board of Directors (the “Board”) of Conn’s, Inc. (the “Company”), at a duly authorized meeting of the Board on November 27, 2018, at which a quorum was present, the Amended and Restated Bylaws of the Company (the “Bylaws”) are amended as follows:
Section 3.3 of the Bylaws is hereby amended and restated in its entirety to read as follows:
Section 3.3 Removal; Resignation. Any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of a majority of the total voting power of the outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation.
Except as set forth in this Amendment No. 1, the Bylaws remain in full force and effect and are not otherwise modified or amended.
The undersigned, Mark. L. Prior, Secretary of the Company, hereby certifies in such capacity that the foregoing Amendment No. 1 to the Amended and Restated Bylaws was duly adopted by resolution of the Board dated November 27, 2018.

Dated: November 28, 2018	/s/ Mark L. Prior
Mark L. Prior, Secretary